Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

May 14, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Attn:	Laura Crotty
Staff Attorney

Re:	Markel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A filed March 19, 2010
File No. 001-15811

Dear Ms. Crotty:

We are responding to your comment letter dated May 6, 2010. For ease of reference, we have reproduced your comments and provided our response directly following them.

Schedule 14A filed March 19, 2010

Election of Directors, page 2

1.	We note your discussion of each director and nominee’s background and business experience beginning on page 2. In accordance with newly revised Item 401(e) of Regulation S-K, please provide proposed disclosure which clearly discusses the specific experience, qualifications, attributes or skills that led to the conclusion, on an individual basis, that each director or director nominee should serve as a director of the company. Also, please disclose the directorships held by each director and nominee during the past five years.

The narrative discussion following each director’s summary biography on pages 2-4 sets forth specific experience, qualifications, attributes or skills that led to the conclusion, on an individual basis, that each director or director nominee should serve as a director of the company. For example, with regard to J. Alfred Broaddus, Jr., the following disclosure is included: “Mr. Broaddus has a Ph.D. in economics and was with the Federal Reserve Bank for over 34 years, including over a decade of service as President of the Federal Reserve Bank of Richmond. Since his retirement, he has served as a director of three other public companies. His insights on the economy are useful to the Board in its oversight of the Company’s investment portfolio, and his work at other companies provides additional experience and perspective on corporate governance matters.”

All directorships held by each director and nominee during the past five years are set forth following their names on pages 2-4.

Nominating/Corporate Governance Committee, page 12

2.	We note your statement on page 13 that the Nominating/Corporate Governance Committee considered “diversity of experience and background” in filling open Board positions in 2009. In accordance with newly revised Item 407(c)(2)(vi) of Regulation S-K, please provide proposed disclosure discussing how the compensation committee considered diversity in identifying nominees for director.

With respect to the selection of candidates recommended to the Board for election in 2009, the Nominating/Corporate Governance Committee (the “Committee”) considered diversity of experience and background in selecting candidates for the Board in the same manner that the Committee considered the other factors listed: integrity; leadership and policy making experience; business and financial expertise; government or community service; and the ability to act in the best interests of all shareholders. Reflecting the fact that the Committee does not have a policy on director diversity, the proposed disclosure below expands on the Committee’s consideration of diversity as part of its overall evaluation of candidates. The following proposed disclosure would replace the first paragraph on page 13. The proposed additional disclosure is underlined.

While the Committee has not adopted minimum criteria, it considers several qualifications when considering candidates for the Board. The Committee seeks a mix of skills and experience on the part of Board members that will maximize the Board’s effectiveness. Among attributes the Committee takes into account are integrity; leadership and policy making experience; business and financial expertise; government or community service; diversity of experience and of background; and the ability to act in the best interests of all shareholders. None of the attributes is given any particular weight in selecting a candidate. The Committee does not have a policy with respect to director diversity, but considers diversity, in its broadest sense, in selecting candidates who have a mix of experiences and backgrounds that will enhance the quality of the Board’s interactions and decisions. The Committee also seeks to have candidates with a diversity of backgrounds and experience that complement the backgrounds and experience of others on the Board. In filling open Board positions in 2009, the Committee gave consideration to each of these attributes, including diversity of background and experience, prepared a list of potential candidates, prioritized contacts with the candidates, conducted interviews and selected two new directors whose election was recommended to the Board. The Committee conducts an annual self-evaluation and has determined in connection with past self-evaluations that both its processes and the performance of its functions were appropriate.

Compensation Discussion and Analysis, page 16

3.	Throughout the Compensation Discussion and Analysis section you mention individual performance as a factor taken into account by the Compensation Committee in making compensation decisions. Please provide proposed disclosure discussing how individual performance was evaluated by the Committee and discuss what impact, if any, each named executive officer’s individual performance had on the compensation actually awarded.

Individual performance is mentioned once in Compensation Discussion and Analysis on page 16 as one of a number of factors that the Compensation Committee takes into account in determining appropriate compensation levels. We advise you supplementally that individual performance is primarily taken into account in setting salary levels; incentive compensation is driven by the accomplishment of performance goals under the respective plans. Because of economic conditions at the end of 2008 and the beginning of 2009, the decision was made that no salary increases would be considered for 2009; consequently, a discussion of individual performance evaluation would not be material.

4.	Throughout the Compensation Discussion and Analysis section you refer to “pre-established performance goals (emphasis added);” however, it appears that you have only discussed one performance goal having to do with growth in book value. Please clarify whether there was more than one performance goal for the 2009 fiscal year and, if so, provide proposed disclosure which includes the information required by Item 402 of Regulation S-K for each goal not previously discussed.

The plural was generally used in discussions of compensation philosophy and the history of the incentive plans. In addition, for 2009, while all performance measures related to growth in book value, performance goals were constructed somewhat differently for different executive officers. As noted on page 17 with respect to 2009: “The performance measure used in both plans for 2009 was the same—growth in book value per share. In the case of all executive officers except Mr. Crowley, the measure was the five-year average of compound growth in book value per share. For Mr. Crowley, targets were set based on 2009 growth in book value per share as he had not previously been employed by the Company. Since his performance target was limited to a single year, payouts for him were capped at 125% of base salary under each plan.” There was, therefore, only one general performance measure, growth in book value, and all of the performance goals for the 2009 fiscal year were discussed.

Incentive Compensation, page 16

5.	We note your disclosure in response to Item 402(s) of Regulation on page 17 of the filing. Please describe the process you undertook to reach the conclusion that your compensation policies do not encourage the taking of excessive or unnecessary risks.

We advise you supplementally that in November 2009 an internal analysis of the company’s compensation plans was prepared using the principles outlined in proposed Federal Reserve Bank guidance for incentive compensation in the financial services industry. That analysis was presented to and reviewed by the Compensation Committee of the Board of Directors.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 804-965-1734 with any questions you may have.

Sincerely,

/s/ D. Michael Jones

D. Michael Jones

General Counsel

cc:	Alan I. Kirshner
Richard R. Whitt, III
Nora N. Crouch

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